15045705

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
RECEIVED
FEB 26 2015
Washington DC
201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44454

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 AND ENDING 12/31/2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TIAA-CREF Individual & Institutional Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8500 Andrew Carnegie Boulevard
(No. and Street)

Charlotte (City) NC (State) 28262 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William C. Bair, Jr. 704-988-5536
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

214 North Tryon Street Suite 3600 (Address) Charlotte (City) NC (State) 28202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William C. Bair, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TIAA-CREF Individual & Institutional Services, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mecklenburg County, North Carolina
Signed and sworn to before me this day
by William C. Bair, Jr.
Date: February 23, 2015

Notary Public (Gloria Ramjohn)

GLORIA RAMJOHN NOTARY PUBLIC CABARRUS COUNTY, N.C. MY COMMISSION EXPIRES 4/24/2017

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TIAA-CREF Individual & Institutional Services, LLC
Index
December 31, 2014

	Page(s)
Report of Independent Registered Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3–6

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Managers of
TIAA-CREF Individual & Institutional Services, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of TIAA-CREF Individual & Institutional Services, LLC at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2015

PricewaterhouseCoopers LLP, 214 N. Tryon Street, Suite 4200, Charlotte, NC 28202
T: (704) 344 7500, F: (704) 344 4100, www.pwc.com/us

TIAA-CREF Individual & Institutional Services, LLC
Statement of Financial Condition
December 31, 2014

Assets	
Cash	$ 103,470,012
Cash segregated under regulatory requirements	53,869,217
Advisory fees receivable	23,984,477
Receivable from clearing broker	2,780,132
Due from affiliated entities	10,891,392
Receivable from non-proprietary funds	792,560
Other assets	1,429
Total assets	$ 195,789,219
Liabilities and Member's Capital	
Due to affiliated entities	$ 74,401,829
Other liabilities	922,102
Total liabilities	75,323,931
Member's capital	120,465,288
Total liabilities and member's capital	$ 195,789,219

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

TIAA-CREF Individual & Institutional Services, LLC ("Services") was incorporated on September 4, 1990 as a membership corporation and is a wholly-owned subsidiary of Teachers Insurance and Annuity Association of America ("TIAA"), a legal reserve life insurance company established under the insurance laws of the State of New York in 1918. Services is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority. Effective January 1, 2004, Services was converted from a membership corporation to a single member limited liability company ("LLC").

Services maintains a contractual arrangement with its affiliate, Teachers Personal Investors Services, Inc. ("TPIS") to distribute shares of various mutual funds on a retail basis for which TPIS is the principal underwriter.

Services offers brokerage services to individuals as an introducing broker clearing on a fully disclosed basis through Pershing LLC. Services also offers investment advisory services to individuals maintaining accounts at Pershing LLC for which it is separately compensated.

Services maintains a Distribution Agreement with TIAA-CREF Life Insurance Company ("T-C Life") under which Services is the principal underwriter and distributor for variable annuity, variable universal life, and market value adjustment annuity products offered by T-C Life.

Services maintains a Distribution Agreement with TIAA under which Services is the principal underwriter and distributor for variable annuities issued by TIAA.

Services maintains distribution agreements with numerous unaffiliated mutual fund groups, and collaborates with TIAA to offer direct sales of selected mutual fund investments ("Non-proprietary Funds") to customers of TIAA. Services receives distribution fees on the sale of these non-proprietary mutual funds.

Services maintains a Phone Center and Field Support Agreement with TIAA-CREF Tuition Financing Inc. ("TFI") under which Services is compensated for actual costs incurred for services it provides to TFI in its role as program manager for various state tuition savings plans.

Various cash disbursements for Services are made by TIAA. TIAA is reimbursed by Services in accordance with Cash Disbursement and Reimbursement Agreements between Services and TIAA. TIAA allocates certain of its costs and expenses, as well as certain direct costs, to Services. These costs and expenses primarily relate to personnel, facilities, computer equipment and software, office equipment and supplies, utilities, advertising and sales materials.

2. Significant Accounting Policies

Basis of Presentation

The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing this financial statement, the Company has evaluated events and transactions for potential recognition or disclosure through February 24, 2015, the date the financial statement was available for issue.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that

affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Valuation of Investments
Any investments owned are carried at fair value and held at State Street Bank and Trust Company or Pershing LLC.

3. New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 *Revenue from Contracts with Customers(Topic 606)* ("ASU 2014-09"). The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve this core principle, an entity will be required to apply a five step process. For a public entity, the amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 31, 2016, including interim periods within that reporting period. Management is currently reviewing the new guidance to determine the impact on TPIS's financial statement and notes disclosure.

In August 2014, the FASB issued ASU 2014-15 *Presentation of Financial Statements-Going Concern (Subtopic205-40)* ("ASU 2014-15") will require an entity to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statement is issued (or within one year after the date that the financial statement is available to be issued). Management's evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statement is available for issue. If management determines there is substantial doubt then additional disclosures will need to be included in the notes to financial statements. ASU 2014-15 is effective for all entities for the annual reporting period ending after December 15, 2016 and for annual periods and interim periods thereafter. Management is currently reviewing the new guidance to determine the impact on TPIS's financial statement notes disclosure.

4. Cash

Approximately 64% of Services' cash and cash segregated under regulatory requirements are held at State Street Bank and Trust Company. The remaining 36% are held at JP-Morgan Chase & Co. Financial instruments that potentially subject Services to a concentration of risk consist principally of cash balances deposited into one financial institution, which, at times, may exceed federally insured limits. The Federal Deposit Insurance Corporation ("FDIC") currently insures cash balances up to $250,000. The Services's management monitors these balances to mitigate the exposure of risk due to concentration and has not experienced any losses from such concentration.

5. Income Taxes

Services is a single member LLC and, as such, is treated as a division of TIAA for federal income tax purposes. Because of its status Services is disregarded as a separate entity for income tax purposes. If Services were considered to be a stand-alone corporation, Services would have a gross deferred tax asset of approximately $197.1 million as of December 31, 2014. This deferred tax asset would require a full valuation allowance as available evidence would suggest that it is more likely than not that the deferred tax asset would not be realized by Services.

As of December 31, 2014, Services has no uncertain tax positions to disclose under ASC 740.

Services is subject to yearly IRS examination due to its inclusion in the consolidated federal income tax return of TIAA. Currently, the IRS has opened its examination of tax years 2007 through 2009, and management does not expect any material adverse adjustments.

6. Special Reserve Bank Account

Cash of $53,869,217, which is recorded on the Statement of Financial Condition as cash segregated under regulatory requirements, has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC"). Cash held temporarily for customers is related to remittances awaiting final instructions or documentation from the customer. The Company includes cash and securities held temporarily for customers and certain other associated items in determining the amount required to be held as segregated cash under Rule 15c3-3 of the SEC.

7. Minimum Net Capital Requirements

As a registered broker-dealer, Services is subject to the minimum net capital requirements pursuant to Uniform Net Capital Rule 15c3-1 of the SEC. Under that Rule, Services is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3 percent of aggregate indebtedness as defined. At December 31, 2014, Services had net capital of $91,925,662 which exceeded required net capital by $86,904,064 and a ratio of aggregate indebtedness to net capital of 0.82 to 1.

8. Commitments and Concentration of Credit Risk

The Company offers discount brokerage services through Pershing, LLC (the "Clearing Broker") on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for losses that result from a customer's failure to complete a purchase or sale transaction.

The maximum potential liability of the Company could be equal to the aggregate trading volume of its customers' transactions during the settlement period; however, this amount cannot be estimated due to the volatility in daily trading volumes. The liability is minimized by the fact that, in the event of nonperformance by the customer, the underlying security would be transferred to the Company who could, in turn, immediately liquidate the position, limiting the loss exposure to the market fluctuation in the underlying price of the security. Additionally, the Company may seek recourse from the customer by reimbursing itself from any cash or securities in the defaulting customers' account. At December 31, 2014, the Company has recorded no liability with regard to customer transactions. During the year ended December 31, 2014, the Company experienced de minimis net losses as a result of its customers' failure to fulfill any purchase or sale transactions.

Services' has retail brokerage clients who conduct securities transactions on a margin basis. In margin transactions, credit is extended to customers by the Clearing Broker subject to various regulatory and internal margin requirements. As an introducing broker, it is Services' responsibility to collect initial margin requirements from its clients and to monitor the adequacy of such collateral on an ongoing basis. In this regard, Services may require the deposit of additional collateral or may reduce security positions as necessary to satisfy regulatory and internal requirements. Margin transactions may expose Services to credit and market risk in the event a client fails to satisfy its obligations. In that event, Services may be required to purchase or sell financial instruments at

current market prices to satisfy the customer's obligation to the Clearing Broker. The maximum amount of the Company's potential exposure to reimburse the Clearing Broker on margin accounts may fluctuate daily depending on the amount of secured borrowings requested by customers, and may not be readily estimated due to volatility in the amount of such borrowings. No amount is accrued in these financial statements for potential reimbursements to the Clearing Broker on margin loans extended to the Company's customers. Services mitigates this risk by revaluing collateral at current prices, limiting portfolio concentration and by monitoring compliance with credit limits and industry regulations.

The Company has established a liability for the anticipated costs of open regulatory actions or litigation. In the opinion of management, the ultimate disposition of such matters will not have a material adverse impact on the Company's financial position, net capital, or results of operations.

9. Related Party Transactions

Services incurs expenses for administrative and distribution activities related to the issuance of variable annuity contracts by College Retirement Equities Fund ("CREF") and for the distribution activities on behalf of the TIAA Real Estate Account ("REA"). Such activities performed by Services are at cost, pursuant to a Principal Underwriting and Administrative Services Agreement with CREF and a Distribution Agreement with REA. Fees are earned by Services based on a percentage of CREF's and REA's daily net assets, adjusted to actual costs quarterly, based on actual amounts charged to Services by TIAA.

Services distributes shares of various affiliated mutual funds, tuition savings plans and insurance products on a retail basis under agreements with TPIS, TFI, T-C Life, and TIAA. Additionally, Services distributes mutual funds to participants of TIAA and CREF as well as offers brokerage services to customers that are cleared through Pershing LLC. At December 31, 2014, due from other affiliated entities includes $7,131,332 from CREF, $1,333,031 from TPIS, $914,430 from TFI, $1,165,790 from T-C Life, and $346,809 from REA related to the distribution of insurance products and mutual funds.

Virtually all cash disbursements for operating expenses incurred by Services are paid by TIAA, which is reimbursed by Services in accordance with a Cash Disbursement and Reimbursement Agreement with TIAA. TIAA allocates certain of its costs and expenses, as well as certain direct costs, to Services. In accordance with the agreement between Services and TIAA, Services is not obligated to pay TIAA for any expenses until and unless the associated revenue is received. At December 31, 2014, $70,288,718 is due to TIAA related to such expenses.

Services has an agreement with TIAA-CREF Trust Company ("Trust Company") under which the Trust Company provides advisory services on customer accounts and custodial services on certain types of customer accounts for Services. At December 31, 2014, the amount due to Trust Company was $4,113,111.